

June 9, 2015

<u>Via E-mail</u>
Steven A. Hartman
Chief Financial Officer
Penn Virginia Corporation
Four Radnor Corporate Center, Suite 200
100 Matsonford Road
Radnor, PA 19087

      Re: **Penn Virginia Corporation**
              Registration Statement on Form S-3
              Filed May 14, 2015
              File No. 333-204160
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 25, 2015
              File No. 001-13283

Dear Mr. Hartman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3 Filed May 14, 2015</u>

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Properties, page 20

Summary of Oil and Gas Reserves, page 21

Proved Undeveloped Reserves, page 22

1.   Your response to comment number one from our letter dated April 24, 2015 describes
        various factors that have caused variation between the drilling plans underlying your
        year-to-year PUD determinations and your actual drilling activities and how these
        variations have resulted in low PUD conversion rates and write-offs of previously
        reported PUD volumes. Expand the disclosure under this section to describe, in
        reasonable detail, the reasons for material changes in PUD volumes, including write-offs
        of previously reported volumes. Additionally, describe the factors impacting the rate at
        which PUD volumes are being converted to developed status. See Items 1203(b) and
        1203(c) of Regulation S-K.

Preparation of Reserves Estimates and Internal Controls, page 22

2.   The information provided in response to comment number two from our letter dated
        April 24, 2015 suggests, in part, that the information provided to the Audit Committee
        addresses material changes at a high level effectively upon completion of the year-end
        reserve report. The response does not clearly explain the extent to which the Audit
        Committee of the Board and the Board of Directors is fully apprised or aware of all
        changes to previously adopted development plans, including all previous deferrals,
        associated with locations for which PUD reserves continue to be claimed.
        Supplementally, clarify for us this aspect of the process through which your reserve
        estimates are prepared and reviewed.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 29

Key Developments, page 30

Significant Decline in Commodity Prices and Addition of Crude Oil Hedge Contracts for
Calendar Years 2015 and 2016

3.   We have read your response to prior comment three from our letter dated April 24, 2015.
        Separately, we note the disclosure under the risk factors section of your filing which
        indicates, in part, that an extended decline in the actual prices of crude oil, NGLs or
        natural gas would have a material adverse effect on the quantity of estimated proved
        reserves that may be attributed to your properties.

        Explain to us how you have considered providing, where reasonably practicable,
        quantification of the impact of current commodity prices. As part of your response,

address your drilling plans, your accounting estimates related to impairment testing of proved and unproved properties and your reported reserve volumes. For example, to the extent that you report proved undeveloped reserves that would not be developed in the current pricing environment, explain how you have considered disclosing the volume of reserves that would not be developed. Similarly, for properties that are at risk of impairment, i.e. your "watch list", explain how you have considered disclosing those properties and the carrying value at risk.

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, you should provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices to the extent that quantified information is reasonably available. Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Steven A. Hartman
Penn Virginia Corporation
June 9, 2015
Page 4

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Ms. Adorys Velazquez